Stradley Ronon Stevens & Young, LLP 2005 Market Street, Suite 2600 Philadelphia, PA 19103 Telephone 215.564.8000 Fax 215.564.8120

E. Taylor Brody
ebrody@stradley.com
215-564-8071

March 9, 2021

Filed via EDGAR
Ms. Karen L. Rossotto, Esq.
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Subject:	Preliminary Proxy Statement for Templeton Global Income Fund (File No. 811-05459)

Dear Ms. Rossotto:

On behalf of Templeton Global Income Fund (the “Fund”), submitted herewith under the EDGAR system, are the Fund’s responses to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) that you communicated to me on March 5, 2021 with regard to the Fund’s Preliminary Proxy Statement (the “Proxy Statement”).  The Proxy Statement was filed with the SEC on February 24, 2021. The Proxy Statement relates to the Annual Meeting of Shareholders of the Fund which is scheduled to be held on May 7, 2021.

Each comment from the Staff is summarized below, followed by the Fund’s response to the comment.  Terms not defined herein shall have the meaning set forth for that term in the Proxy Statement.

1.	Comment: Please revise the Proxy Statement to accurately characterize Proposal 3 and distinguish Proposal 3’s requested action from the Board’s belief of the implications if approved.

Response: Proposal 3 was not submitted as a Rule 14a-8 shareholder proposal and is not required to be included in the Fund’s proxy statement. The Proxy Statement has been revised to objectively introduce Proposal 3 and identify the statements that describe the Board’s beliefs about Proposal 3.

2.
Comment: Please revise the references to Proposal 3 as “unlawful” to “potentially unlawful.” In addition, provide further explanation in the Proxy Statement and via correspondence how Proposal 3 violates Delaware law and the Fund’s governing instruments.

Response:

A. Saba’s Proposed By-Law Amendment is Unlawful Under the Fund’s Governing Instruments.

Article I, Section 4(d) of the Agreement and Declaration of Trust, as amended (the “Declaration”) of the Fund defines the Fund’s “By-Laws” as:

By-Laws of the Trust, as amended or restated from time to time in accordance  with  Article VIII  therein.  Such By-Laws may contain any provision not  inconsistent with applicable law or this Declaration of Trust, relating to the governance of the Trust. (emphasis added).

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Similarly, the preamble to the By-Laws of the Fund states:  “These By-Laws may contain any provision not inconsistent with applicable law or the Declaration of Trust, relating to the governance of the Trust.”  (emphasis added).  Under the terms of both the Declaration and the By-Laws, therefore, any amendment to the By-Laws of the Trust must necessarily (1) relate to the governance of the Fund, and (2) not be inconsistent with the Declaration.  Saba’s By-Law amendment to require mandatory tender offers does not meet either standard.

First, Saba’s Amendment does not relate to the governance of the Fund.  It does not, for example, address the conduct of shareholder meetings,[1] the conduct of Board meetings,[2] the structure of Board committees,[3] the role and designation of officers,[4] the maintenance and inspection of Fund records and reports,[5] the recording and registration of shares,[6] or any other matters governing the day-to-day administration of the Fund.  Rather, a tender offer is an extraordinary corporate event that is expressly addressed in Art. VI, Sec. 2 of the Declaration, which governs repurchases of shares with shareholder consent.  That section provides that “[t]he Trust may repurchase . . . such Shares as are tendered by any Shareholder for repurchase pursuant to a . . . tender offer, if any, made by the Trust periodically or from time to time.”  (emphasis added).  Saba’s Amendment is therefore not appropriate subject matter for the Fund’s By‑Laws because it does not relate to the governance of the Fund, and is therefore unlawful under the Fund’s governing instruments.

Second, Saba’s amendment is inconsistent with the Fund’s Declaration because (1) the Declaration expressly and exclusively delegates authority to conduct tender offers to the Board, not to shareholders, (2) shareholders may only vote on a proposal to amend the Board powers enumerated in the Declaration (including the power to conduct tender offers) with the Board’s prior approval, and (3) shareholders are not otherwise entitled to amend the Declaration to provide for mandatory tender offers.  Because Saba’s By-Law Amendment, if approved, would indirectly operate as an amendment to the Declaration, and because shareholders do not have independent authority to amend the Declaration to provide for mandatory tender offers, Saba’s Amendment is necessarily inconsistent with the Declaration, and therefore unlawful under the Fund’s governing instruments.

Section 3(a) of Article IV of the Declaration provides:  “Subject to the provisions of this  Declaration of Trust, the business of the Trust shall be managed by or under the direction of the Board of Trustees, and such Board of Trustees shall have all powers necessary or convenient to carry out that responsibility.”  This provision establishes that, except where the Declaration states otherwise, the Fund acts solely through its Board.  Among the enumerated powers expressly delegated to the Board under that section of the Declaration is the power to “repurchase Shares on behalf of the Trust,” i.e., to conduct tender offers.[7]  Pursuant to this authority, Section 2(a) of Article VI of the Declaration provides that the Fund may repurchase shares pursuant to tender offers “if any, made by the Trust periodically or from time to time.”  Because there are no other provisions in the Declaration that give shareholders the power to cause the Trust to conduct tender offers, it necessarily follows that the authority to conduct “any” tender offers “periodically or from time to time” rests solely with the Board.  Saba’s proposed amendment to the By-Laws, however, subjects the timing and terms of Fund tender offers to an initial shareholder vote, which may only be overridden by a further shareholder vote.  As such, Saba’s By-Law amendment is inconsistent with the Declaration’s exclusive delegation of authority to the Board to determine whether, when, and on what terms to conduct tender offers.  Accordingly, Saba’s By-Law Amendment is unlawful under the Fund’s governing instruments.

Because Saba’s proposed By-Law Amendment would strip the Board of its exclusive authority to determine whether, when and on what terms to conduct tender offers, it also operates as an amendment to the enumerated Board power to repurchase shares in Section 3(a)(10) of Article IV of the Declaration.  Section 2 of Article IX

1 By-Laws, Art. II.
2 By-Laws, Art. III.
3 By-Laws, Art. IV.
4 By-Laws, Art. V.
5 By-Laws, Art. VI.
6 By-Laws, Art. VII.
7 Declaration, Art. IV, Sec. 3(a)(10).

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provides that any amendment to Section 3 of Article IV (including the Board’s power to conduct tender offers) may only be presented for a shareholder vote if the amendment has been previously approved by the Board.  As the Board has not given its approval to amend the Declaration, Saba may not present a proposal to amend this provision of the Declaration, nor may Saba indirectly present a proposal to amend the Declaration through an amendment to the By-Laws that is inconsistent with the Declaration’s requirements for amendment.  Saba’s proposed By-Law Amendment is therefore unlawful under the Fund’s governing instruments.

Lastly, by mandating the conditions, timing and terms of the Fund’s tender offers, Saba’s proposed By-Law amendment operates as an amendment to Section 2(a) of Article VI of the Declaration, which gives the Fund (and by extension, the Board) the sole authority and discretion to determine whether to conduct “any” tender offers “periodically or from time to time,” and on what terms.  Section 1 of Article V provides, in relevant part, that:

The  Shareholders  shall have the power to vote only (i) for the election of Trustees and the filling of any vacancies on the Board of Trustees as set forth herein and in the By-Laws; (ii) for the removal of Trustees as set forth herein;  (iii) on such  additional  matters as may be required by this Declaration of Trust,  the By-Laws, the 1940 Act, other applicable law and any registration statement  of the Trust filed with the Commission, the registration of which is effective; and (iv) on such other matters as the Board of Trustees may consider necessary or desirable.   (emphasis added).

Clause (i) and (ii) above are not applicable here, and the Board has not deemed it necessary or desirable pursuant to clause (iv) above to submit for shareholder approval an amendment of Section 2(a) of Article VI of the Declaration.  Neither the By-Laws, the 1940 Act, or other applicable law independently requires that Section 2(a) of Article VI of the Declaration be amended, or if so, that such amendment be submitted for shareholder approval.  As a closed-end fund whose public offering has ended, the Fund no longer maintains an effective registration statement (subject to and consistent with Rule 8b-16 under the 1940 Act).

With respect to the requirements of the Declaration, Section 1 of Article IX of the Declaration provides that, with certain specific exceptions, “this Declaration of Trust may be restated and/or amended at any time by the Board of Trustees, without approval of the Shareholders.”  The exceptions are limited to shareholder approval in the event of a merger or consolidation of the Fund, and (subject to prior Board approval) the special amendment of certain provisions of the Declaration specified in Section 2 of Article IX.  The tender offer provisions of Article VI of the Declaration are not among the enumerated provisions of specified in Section 2 of Article IX whose special amendment requires shareholder approval (subject to prior Board approval).  It therefore follows that shareholders do not have independent authority to vote on an amendment to the tender offer provisions of Section 2(a) of Article VI of the Declaration – only the Board may amend that provision.  Because the provisions for amendment of the Declaration do not provide shareholders with independent authority to amend the Declaration with respect to the conduct of tender offers, Saba’s indirect attempt to amend this provision of the Declaration through a proposed By-Law Amendment is inconsistent with the terms of the Declaration.  As such, Saba’s proposed By-Law Amendment is unlawful under the Fund’s governing instruments.

B. Saba’s Proposed By-Law Amendment is Unlawful Under Delaware Law.

Consistent with the structure of the Fund’s governing instruments, Delaware law recognizes that fiduciary decisions on whether, when, and on what terms to conduct a tender offer are the sole province of the Board because it has a fiduciary duty to act in the best interests of all shareholders.  Shareholders like Saba, by contrast, have no fiduciary duty to other shareholders.

The Fund is a Delaware statutory trust, which is governed by the Delaware Statutory Trust Act (“DSTA”), and is not a Delaware corporation governed by the Delaware General Corporation Law (“DGCL”).  There are nonetheless several reasons why the DGCL and related caselaw are relevant to the Board’s fiduciary duties in implementing the Shareholder Proposal.  First, Section 3806(l) of the DSTA provides that:

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Except to the extent otherwise provided in the governing instrument of a statutory trust, trustees of a statutory trust that is registered as an investment company under the Investment Company Act of 1940 shall have the same fiduciary duties as directors of private corporations for profit organized under the general corporation law of the State.

Second, there is little or no caselaw under the DSTA interpreting the fiduciary duties of trustees of Delaware statutory trusts, while there is robust caselaw on the fiduciary duties of directors of Delaware corporations.[8]  It is therefore highly likely that a court reviewing the allocation of fiduciary duties between the Board and shareholders would rely on the DGCL and related caselaw.

Consistent with Section 3(a) of Article IV of the Declaration cited above, Section 141(a) of the DGCL provides:  “The business and affairs of every corporation organized under this chapter shall be managed by or under the direction of a board of directors, except as may be otherwise provided in this chapter or in its certificate of incorporation.”  Delaware courts have stated that Section 141(a) establishes “the bedrock statutory principle of director primacy,”[9] meaning that it is only the Board that manages the business and affairs of a company.  Shareholders, by contrast, “may not directly manage the business and affairs of the corporation, at least without specific authorization in either the statute or the certificate of incorporation.”[10]  Because the Declaration assigns management of the Fund to the Board using language almost identical to Section 141(a) of the DGCL, it follows that the “bedrock statutory principle of director primacy” in the DGCL applies with equal force to the Board of the Fund.

Under Delaware law, the obligation of directors to manage the business and affairs of a company gives rise to a board’s fiduciary duty to the company and its shareholders, as well as the application of the business judgment rule:

Under Delaware law, the business judgment rule is the offspring of the fundamental principle, codified in 8 Del.C. § 141(a), that the business and affairs of a Delaware corporation are managed by or under its board of directors.  In carrying out their managerial roles, directors are charged with an unyielding fiduciary duty to the corporation and its shareholders.  The business judgment rule exists to protect and promote the full and free exercise of the managerial power granted to Delaware directors. The rule itself “is a presumption that in making a business decision, the directors of a corporation acted on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the company.”[11]

Shareholders, by contrast, do not generally owe a fiduciary duty to the company or to their fellow shareholders.[12]  Indeed, a board’s fiduciary duty to act in the best interests of a company and all of its

8 But see Klaassen v. Allegro Dev. Corp., No. 8626–VCL, 2013 WL 5967028, at *11 (Del. Ch. Nov. 7, 2013) (noting differences between director fiduciary duties of Delaware corporations versus Delaware limited liability companies).  The differences between trustee fiduciary duties of a Delaware statutory trust and a Delaware corporation may be less significant where, as here, the DSTA expressly incorporates fiduciary principles applicable to Delaware corporations.
9 Gorman v. Salamone, No. 10183–VCN, 2015 WL 4719681, at *5 n.24 (Del. Ch. July 31, 2015) (quoting Klaassen, 2013 WL 5967028, at *9).
10 Id. at *5 n.27 (quoting CA, Inc. v. AFSCME Emps. Pension Plan, 953 A.2d 227, 232 (Del. 2008)).
11 Smith v. Van Gorkom, 488 A.2d 858, 872 (Del. 1985) (citations omitted) (quoting Aronson v. Lewis, 473 A.2d 805, 812 (Del. 1984)); see also Quickturn Design Systems, Inc. v. Shapiro, 721 A.2d 1281, 1291 (Del. 1998) (holding that this statutory grant of power is accompanied by “concomitant” fiduciary duties of the directors to manage the corporation in the best interests of all shareholders).
12 See, e.g., Frederick H. Alexander & James D. Honaker, Power to the Franchise or the Fiduciaries?: An Analysis of the Limits on Stockholder Activist Bylaws, 33 Del. J. Corp. L. 749, 755 n.21 (2008).

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shareholders in managing the business and affairs of a company is in part designed as a check against shareholder attempts to manage the company:

Clearly, stockholders do not speak with one voice and do not have a single, unified economic interest in a corporation. This fact, in itself, is not troubling. Delaware law permits stockholders to exercise their rights as stockholders in their own self-interest, absent special circumstances. This very freedom to take self-interested action, however, is mitigated by the presence of fiduciaries, who must take action in the interest of the enterprise. Only this fiduciary filter has the ability to protect minority investors from the “tyranny of the majority.” Without this filter, the small, long-term investor would have little assurance that it could safely participate in the equity markets alongside a professional investment class.[13]

Although Saba’s proposed By-Law Amendment was not submitted pursuant to Rule 14a‑8 under the Securities Exchange Act of 1934, it is instructive that a board’s exclusive authority to manage the business and affairs of a company is also the basis for the general requirement that shareholder proposals submitted pursuant to Rule 14a‑8 be phrased as recommendations to the board (i.e., “precatory”) rather than mandatory.[14]  In adding a note to Rule 14a-8 in 1976 generally permitting shareholder proposals to be excluded from company proxy statements if not cast as recommendations, the SEC recognized that, under corporate law statutes like Section 141(a) of the DGCL, “the board may be considered to have exclusive discretion in corporate matters absent a specific provision to the contrary in the statute itself or the corporation’s charter or by-laws.”[15]  The Declaration’s delegation of exclusive authority to the Board to determine whether, when, and on what terms to conduct Fund tender offers is therefore fully consistent with Delaware legal principles on the exercise of a board’s fiduciary duties, as is the prohibition against shareholders from independently amending the Declaration to remove or restrict the Board’s authority to make such determinations.  Significantly, Saba’s proposed By-Law Amendment is not framed as a precatory proposal, but rather an indirect and impermissible attempt to remove and usurp the Board’s fiduciary function with respect to tender offers as established in the Fund’s Declaration.

Section 3801(e) of the DSTA provides that “[a] beneficial owner or a trustee is bound by the governing instrument whether or not such beneficial owner or trustee executes the governing instrument.”  Consistent with this statutory requirement, Section 2 of Article III of the Declaration likewise provides that “[e]very Shareholder by virtue of having become a Shareholder shall be deemed to have expressly assented and agreed to the terms of this Declaration of Trust and to have become bound as a party hereto.”  Saba is therefore bound by the requirement in the Fund’s Declaration and By-Laws that the By-Laws (and thus any amendment of the By-Laws) must (1) relate to the governance of the Fund, and (2) not be inconsistent with Declaration.  Accordingly, in proposing a By-Law Amendment that does not relate to the governance of the Fund and is not consistent with the Declaration, Saba is not only acting unlawfully under the Fund’s governing instruments, but also under the provision of the DSTA that binds Saba to the terms of the Fund’s governing instruments.  Saba’s proposed By-Law Amendment is therefore unlawful under Delaware law.

* * *

13 Id. at 757 n.29. (emphasis added).
14 Rule 14a-8 n.(I)(1).  The Note to Rule 14a-8(i)(1) summarizes the SEC’s position on precatory proposals:  “Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders.  In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law.  Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.”
15 Adoption of Amendments Relating to Proposals by Security Holders, Exchange Act Release No. 12999 (Dec. 3, 1976) at n.97.

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In response to the SEC’s comments, we will add the following to the Proxy Statement to further elaborate on the unlawfulness of Saba’s Bylaw amendment:

Why do the Fund's Trustees believe that the Bylaw amendment in the shareholder proposal (Proposal 3) is unlawful?

The Fund’s counsel has advised the Board of Trustees that Saba’s Bylaw amendment is unlawful under the terms of the Fund’s governing instruments and applicable Delaware law. The Fund’s Bylaws are limited to provisions relating to the Fund’s corporate governance and provisions that are consistent with the Fund’s Declaration of Trust (“Declaration”). Saba’s Bylaw amendment is neither – it has nothing to do with the corporate governance of the Fund and it is contrary to the requirements of the Declaration, which gives the Board the sole and exclusive power to authorize the timing and terms of tender offers. In addition, Delaware law recognizes that important decisions like whether, and on what terms, to conduct a tender offer are better left to the Board because it has a fiduciary duty to act in the best interests of all shareholders. Saba, by contrast, has no fiduciary duty to shareholders and may act in its own selfish interests, regardless of the harm to its fellow shareholders. Saba does not have the right to amend the Fund’s Bylaws in order to strip the Board of its fiduciary duty to protect the Fund’s shareholders from hit-and-run profiteers like Saba.

We are mindful of the requirement of Rule 14a-5(a) that “[t]he information included in the proxy statement shall be clearly presented,” together with the SEC’s “plain English” requirement to avoid “[l]egalistic or overly complex presentations that make the substance of the disclosure difficult to understand.”[16]  We believe the statements in the Fund’s Proxy Statement that Saba’s proposed By-Law amendment is unlawful, including in the added question and answer above, are materially complete, legally correct, and fully supported by the Fund’s governing instruments and applicable Delaware law as discussed herein.  Accordingly, we respectfully decline to incorporate any further changes to the disclosure.

3.
Comment: Under “How are nominees selected?” on page 4 of the Proxy Statement, please add further description about any self-assessments conducted by the Fund’s Board related to Board effectiveness, membership composition, or Board tenure, if applicable.

Response: The Fund respectfully declines to describe the content of the Board’s self-assessments as it is not required to by disclosed in the Proxy Statement under Schedule 14A.

4.	Comment: Please revise or disclose if all Board members are in compliance with the investments-related policy on page 10 of the Proxy Statement.

Response: A reference will be added to the Proxy Statement that all Board members are in compliance with the investments-related policy described on page 10.

5.	Comment: Please explain in correspondence the voting standard for Proposal 3, including citations to the Fund’s governing instruments and applicable law.

Response: Article V (“SHAREHOLDERS' VOTING POWERS AND MEETINGS”) of the Fund’s Declaration of Trust states in part as follows (emphasis added):

Section 2.       Quorum and Required Vote.

(a)       A majority of the Shares entitled to vote at a Shareholders' meeting, which are

16 Instruction 1 to 1934 Act Rule 13a-20.  See also, Disclosure of Certain Relationships and Transactions Involving Management, Investment Company Act Release No. 12543 (July 9, 1982) (“To the extent that a proxy statement is overly complicated and difficult to read, it may not effectively perform its intended function of communicating meaningful information to security holders in order that they may make informed voting decisions.”).

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present in person or represented by proxy, shall constitute a quorum at the Shareholders' meeting, except when a larger quorum is required by applicable law or the requirements of any securities exchange on which Shares are listed for trading, in which case such quorum shall comply with such requirements. Abstentions and broker non-votes will be included for purposes of determining whether a quorum is present. Subject to any provision of this Declaration of Trust, the By-Laws or applicable law that requires a different vote: (1) in all matters other than the election of Trustees, the affirmative "vote of a majority of the outstanding voting securities" (as defined herein) of the Trust entitled to vote at a Shareholders' meeting at which a quorum is present, shall be the act of the Shareholders; and (2) Trustees shall be elected by not less than a plurality of the votes cast of the holders of Shares entitled to vote present in person or represented by proxy at a Shareholders' meeting at which a quorum is present.

Article I, Section 4 of the Fund’s Declaration of Trust defines a "vote of a majority of the outstanding voting securities" as follows:

(t)       "vote of a majority of the outstanding voting securities" shall have the meaning provided under Subsection 2(a)(42) of the 1940 Act or any successor provision thereof, which Subsection, as of the date hereof, is as follows: the vote, at a meeting of the Shareholders, (i) of sixty-seven percent (67%) or more of the voting securities present in person or represented by proxy at such meeting, if the holders of more than fifty percent (50%) of the outstanding voting securities of the Trust are present or represented by proxy; or (ii) of more than fifty percent (50%) of the outstanding voting securities of the Trust, whichever is the less.

Article II (“MEETINGS OF SHAREHOLDERS”) of the Fund’s By-laws states in part as follows:

Section 6. VOTING.

                                The Shareholders entitled to vote at any meeting of Shareholders and the Shareholder vote required to take action shall be determined in accordance with the provisions of the Declaration of Trust.

Please do not hesitate to contact me at (215) 564-8071 if you have any questions or wish to discuss any of the responses presented above.

Very truly yours,

/s/ Taylor Brody
Taylor Brody